FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


January 20, 2000


                       ST. LAURENT PAPERBOARD INC.
               (Translation of registrant's name into English)


              630 Rene-Levesque  Boulevard,  West,  Suite  3000,
                         Montreal, Quebec H3B 5C7
                 (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F ......     Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                           Yes .....    No ...X..


                     INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release, dated January   20, 2000, of  St. Laurent Paperboard
             Inc. announcing that it has completed the sale of its liquid packaging converting facility in Montreal, Quebec.

On January 20, 2000 St. Laurent Paperboard Inc. issued a press release announcing that it has completed the sale of its liquid packaging converting facility in Montreal, Quebec.

Exhibit I -- Press Release,  dated January 20, 2000,  of  St. Laurent Paperboard
             Inc. announcing that it has completed the sale of its liquid packaging converting facility in Montreal, Quebec.


                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  January 20, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

                                                                    EXHIBIT I



P R E S S   R E L E A S E
For Immediate Release


              St. Laurent Paperboard Inc. completes the sale of its liquid packaging converting facility in Montreal, Quebec.


Montreal,  January  20, 2000 - St.  Laurent  Paperboard  Inc.   ("St. Laurent"),
Montreal, Quebec, (TSE: SPI; NYSE: SLW) announces that it has completed the sale of its liquid packaging converting facility located in Montreal, Quebec to Elopak Canada Inc. This facility employs 54 people and produces approximately 400 million gable top cartons annually supplied to dairies and juice producers.

St. Laurent will continue to supply the coated milk carton board required by Elopak Canada Inc. from its La Tuque and P.A.T. facilities under an 18-month paper supply contract. This divestiture corresponds with St. Laurent's strategic objective of focusing on its core, value-added quality niche packaging and paperboard products.

St. Laurent Paperboard Inc. is a major North American producer of high-quality, value-added paperboard substrates and packaging solutions, with more than 4,500 employees, serving a diverse customer base in North America and selected international markets. St. Laurent operates four primary mills and seventeen packaging facilities in Canada and the United States.



                                     -30 -



FOR FURTHER INFORMATION :

Richard Garneau
Senior Vice President and Chief Financial Officer
ST. LAURENT PAPERBOARD INC.
Tel.: (514) 864-5102

http://www.stlaurent.com